UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026
Commission File Number 001-39750

DOCEBO INC.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name)

12th Floor - 55 York Street
Toronto, ON Canada M5J 1R7
(800) 681-4601
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.4, and 99.5 are incorporated by reference to the registrant's Registration Statement on Form F-10 (File No. 333-251046) and the registrant’s Registration Statement on Form S-8 (File No. 333-251417).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Unaudited Condensed Consolidated Interim Financial Statements of Financial Position of the Registrant for the Three and Six Months Ended June 30, 2026
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the Three and Six Months Ended June 30, 2026
99.3	Press Release of Docebo Inc., dated Aug 7, 2026, titled “Docebo Reports Second Quarter 2026 Results”
99.4	Docebo Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.5	Docebo Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Docebo Inc.

Date:	August 7, 2026	By:		/s/ Brandon Farber
			Name:	Brandon Farber
			Title:	Chief Financial Officer